Exhibit 4.7

THIS SUBORDINATED PROMISSORY NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”).  IN ADDITION, THIS NOTE HAS NOT BEEN REGISTERED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS PROVIDED UNDER SUCH LAWS.  THIS NOTE MAY NOT BE PLEDGED, SOLD OR TRANSFERRED IN THE ABSENCE OF (1) AN EFFECTIVE REGISTRATION STATEMENT COVERING THE NOTE FILED UNDER THE ACT, (2) AN OPINION OF QUALIFIED COUNSEL, WHICH OPINION AND COUNSEL ARE SATISFACTORY TO THE BOARD OF DIRECTORS, THAT REGISTRATION IS NOT REQUIRED OR (3) OTHER EVIDENCE SATISFACTORY TO THE BOARD OF DIRECTORS THAT SUCH REGISTRATION IS NOT REQUIRED.

SUBORDINATED PROMISSORY NOTE

$	July 31, 2006

For value received IT&E International Group, Inc., a Delaware corporation (“Payor”), promises to pay to                      (“Holder”), the principal sum of $                 with simple interest on the outstanding principal amount accruing at the prime rate of interest set forth in the Wall Street Journal, New York edition (the “Prime Rate”) as of the date hereof and as annually adjusted hereunder for each calendar year for the term of this Note based on the Prime Rate set forth on the first day of each such calendar year that the Wall Street Journal, New York edition publishes a Prime Rate.  Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

This Subordinated Promissory Note (this “Note”) is issued pursuant to that certain Agreement and Plan of Merger dated as of even date herewith among the Payor, the Holder and the other parties thereto (the “Merger Agreement”), which is incorporated herein by reference as though fully set forth herein.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them under the Merger Agreement.

1.             Repayment.  Interest shall be payable in monthly installments of interest only beginning thirty (30) days after the date of this Note and continuing on the same day of each and every month thereafter continuing the first to occur of (i) July 31, 2011, or (ii) an Event of Default (as defined below), at which time all principal and accrued and unpaid interest due on this Note shall be all due and payable (the “Maturity Date”).  Payor may prepay all or any portion of the outstanding balance of unpaid principal and any accrued but unpaid interest thereon at any time without penalty, fee or acceleration.

2.             Right of Offset.

(i)            Each of Holder and Payor hereby acknowledge and agree that Payor shall be entitled to offset against the principal amount owed under this Note any amounts to which Payor is entitled based on Article VII of the Merger Agreement and that the principal amount of this Note will be appropriately reduced in the event Payor asserts such right of offset.  Holder agrees to return this Note to the Payor for cancellation and reissuance to reflect the adjusted principal amount hereunder and the adjustments to Schedule 1 resulting from such offset.

(ii)           It is acknowledged and agreed that the acquisition of the existing workforce of Averion Inc. (the “Company”), including without limitation, Philip T. Lavin, Ph.D. (“Lavin”) by Payor pursuant to the Merger Agreement constitutes a significant element in connection with the valuation of the Company pursuant thereto.  Accordingly, it is acknowledged and agreed that should Lavin voluntarily resign as an employee of the Payor (or its affiliates) during the term of this Note, then certain adjustments to the purchase price paid by the Payor via this Note pursuant to the Merger Agreement shall be made by an offset against the outstanding balance of unpaid principal and any accrued but unpaid interest thereon as follows:

(a)           if Lavin resigns from the date hereof prior to the first anniversary of the date of this Note, Payor shall be entitled to offset one hundred percent (100%) of the outstanding balance of unpaid principal and any accrued but unpaid interest thereon;

(b)           if Lavin resigns after the first anniversary of the date of this Note but prior to the second anniversary of the date of this Note, Payor shall be entitled to offset eighty percent (80%) of the outstanding balance of unpaid principal and any accrued but unpaid interest thereon;

(c)           if Lavin resigns after the second anniversary of the date of this Note but prior to the third anniversary of the date of this Note, Payor shall be entitled to offset sixty percent (60%) of the outstanding balance of unpaid principal and any accrued but unpaid interest thereon;

(d)           if Lavin resigns after the third anniversary of the date of this Note but prior to the fourth anniversary of the date of this Note, Payor shall be entitled to offset forty percent (40%) of the outstanding balance of unpaid principal and any accrued but unpaid interest thereon; and

(e)           if Lavin resigns after the fourth anniversary of the date of this Note but prior to the fifth anniversary of the date of this Note, Payor shall be entitled to offset twenty percent (20%) of the outstanding balance of unpaid principal and any accrued but unpaid interest thereon.

This provision shall be of no effect in the event of a voluntary resignation by Lavin more than twelve (12) months after a public offering of shares of the Payor has been completed where the aggregate value of the shares sold in the offering was at least One Hundred Million Dollars ($100,000,000).  This provision shall not apply if (x) the Company terminates Lavin’s employment without Cause (as such term is defined in the Employment Agreement between Payor and Lavin dated as of the date hereof (the “Employment Agreement”)), (y) Lavin resigns as an employee of the Company for Good Reason (as such term is defined in the Employment Agreement), or (iii) Lavin is determined to have become Disabled (as such term is defined in the Employment Agreement).

(iii)         Notwithstanding the foregoing, the Payor shall be entitled to pursue any other remedy in law or equity, in addition to the offset of this Note, for any breach of the Merger Agreement, the Non-Competition Agreement or the Employment Agreement, including, without limitation, pursuit of damages in excess of the amount offset pursuant to this Section 2 subject to any limitation contained in those agreements.

3.             Place of Payment.  All amounts payable hereunder shall be payable at the address of the Holder in the corporate books of the Payor, unless another place of payment shall be specified in writing by the Holder.

4.             Representations of Payor.  This Note, when executed and delivered by Payor, shall constitute a valid and binding obligation of Payor enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws.

5.             Default.  Each of the following events shall be an “Event of Default” hereunder:

(i)            Payor fails to pay timely any of the principal amount or any other amounts due under this Note within five (5) days after such payment is due;

(ii)           Payor files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors; or

(iii)         An involuntary petition is filed against Payor (unless such petition is dismissed or discharged within ninety (90) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Payor.

Upon the occurrence of an Event of Default hereunder, all unpaid principal and accrued but unpaid interest and other amounts (if any) owing hereunder shall, at the option of the Holder, be immediately due, payable and collectible by the Holder pursuant to applicable law and Section 2(ii) shall be null and void.

6.             Transfer; Assignment.  The terms of this Note shall apply to, inure to the benefit of, and bind all parties hereto, their heirs, legatees, devisees, administrators, executors, successors, assigns.  Notwithstanding any provision of this Note to the contrary, in addition to complying with applicable securities laws, the Holder must obtain the written consent of the Payor prior to assigning this Note.  Upon the assignment of this Note, the assignee shall acknowledge and accept, in writing and addressed to Payor, the right of offset set forth in Section 2 of this Note and the other terms and conditions of this Note.  This Note is registered on the books of the Payor and is transferable only by surrender thereof at the principal office of the Payor duly endorsed or accompanied by a written instrument of transfer duly executed by the registered Holder of this Note or his attorney duly authorized in writing.  Payor and any and all successors, assignees, transferees and participants thereof may not assign this Note without the prior written consent of Holder, which shall not be unreasonably withheld.

7.             Usury Exemption.  Notwithstanding any provision of this Note, Payor shall not and will not be required to pay interest at a rate or any fee or charge in an amount prohibited by applicable law.  If interest or any fee or charge payable on any date would be prohibited, then such interest, fee or charge will be automatically reduced to the maximum amount that is not prohibited.  In the event that Holder receives payment of any interest, fee, or charge that would cause the amount so received to exceed the maximum amount permitted under applicable law, then, to the extent that the amount so received exceeds the maximum amount permitted under applicable law:  (a) in the first instance, the amount received shall be applied to principal and (b) in the second instance, in the event that the principal amount of this Note has been paid in full, the remaining amount so received shall be deemed to be a loan from Payor to Holder, repayable upon the demand of the Payor with interest at the legal rate from the date of Holder’s receipt of each payment in excess interest, fees, or charges.

8.             Subordination.  The Holder of this Note acknowledges and agrees that the rights of Holder under this Note shall be subordinate and junior in right and priority to any and all senior institutional lenders (and any and all successors, assignees, transferees and participants thereof) of Payor, and Holder hereby agrees to execute and delivery any subordination agreement that may be required by any such current or future institutional lender to evidence such subordination.  The rights of Holder under this Note shall be not be subordinate or junior in right and priority to subordinated or mezzanine lenders.

9.             Governing Law.  This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of law principles.

10.          No Rights as Stockholder.  The Holder will not be entitled to vote, receive dividends or exercise any of the rights of the holders of the Payor’s equity securities for any purpose.

11.          Amendments.  This Note may be amended or a provision hereof waived only in a writing signed by the Payor and the Holder.

[Remainder of Page Intentionally Left Blank]

IT&E INTERNATIONAL GROUP, INC.

By:
Name: Alastair McEwan
Title: Chief Executive Officer

Acknowledge and Agreed to:

[Name]

[Signature Page to Subordinated Promissory Note]